Exhibit 99.1

Sun Life Financial appoints Stephanie Coyles and Greig Woodring to the Board of Directors

TORONTO, Dec. 15, 2016 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce that Stephanie Coyles and Greig Woodring have been appointed to the Board of Directors effective January 1, 2017.

Mrs. Coyles is a strategic consultant and advisor working with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. and a principal at McKinsey & Company Canada. Mrs. Coyles serves on the Board of food retailer Metro Inc. and is a member of the Metro Audit Committee.

Mrs. Coyles holds a Master in Public Policy degree from the Kennedy School of Government at Harvard University and a Bachelor of Commerce degree from the Queen's University School of Business.

Mr. Woodring has four decades of U.S. and international insurance industry experience. He is Chief Executive Officer of Reinsurance Group of America, Incorporated (RGA), one of the world's leading life reinsurers. He started his career at United Insurance Company in Chicago and then joined General American Life Insurance Company (now GenAmerica Financial L.L.C.) in 1979, rising to Executive Vice-President of its reinsurance businesses. GenAmerica's reinsurance division led to the formation of RGA, with Mr. Woodring leading its initial public offering in 1993 and becoming its first Chief Executive Officer.

Mr. Woodring holds a Master of Science in Mathematics from the University of Illinois and a Masters of Business Administration from Washington University in St. Louis. He holds a Bachelor of Science in Mathematics from the University of Michigan. Mr. Woodring is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

As members of the Board of Directors, Mrs. Coyles will serve on the Governance, Nomination & Investment Committee and the Audit & Conduct Review Committee and Mr. Woodring will serve on the Risk Review Committee and Management Resources Committee.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2016, the Sun Life Financial group of companies had total assets under management of $908 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:00e 15-DEC-16